SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                             AIM FLOATING RATE FUND


Effective June 1, 2004, AIM Floating Rate Fund (the "Fund") revised the investment objective to provide a high level of current income and, secondarily, preservation of capital. The Board of Trustees has authorized the investment advisor to pursue obtaining a leverage credit facility. Amounts that may be borrowed for leverage will not exceed 33 1/3% of total assets (including the amount borrowed) less liabilities (other than borrowings). The Board of Trustees has also authorized the investment advisor and sub-advisor to invest up to 20% of the fund's assets in investment grade and non-investment grade fixed rate securities. Distressed securities will not exceed 5% of the Fund's net assets at the time of purchase.


The changes will permit more flexibility in making investments to enhance the Fund's yield and therefore make it more competitive.